Exhibit (d)(3)

Amendment NO.1 to Agreement and Plan of Merger

This Amendment NO.1 to Agreement and Plan of Merger (this “Amendment”) is entered into as of July 5, 2019 by and among Roche Holdings, Inc., a Delaware corporation (“Parent”), 022019 Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Spark Therapeutics, Inc., a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”).

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of February 22, 2019 (the “Merger Agreement”), by and among the Parties;

WHEREAS, capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement; and

WHEREAS, the Parties desire to amend the Merger Agreement pursuant to Section 9.1 thereof as set forth herein.

NOW, THEREFORE, in consideration of the covenants and representations set forth herein and therein, and for other good and valuable consideration, the Parties hereby agree as follows:

1.       Amendment to Section 8.1 of Merger Agreement. Section 8.1 of the Merger Agreement is hereby amended by replacing paragraph (b) in its entirety with the following:

“(b) by Parent or the Company upon prior written notice to the other at any time after December 31, 2019 (as such date may be extended pursuant to the following proviso, the “End Date”) and prior to the Acceptance Time if the Acceptance Time shall not have occurred on or before the End Date; provided that the Company or Parent may extend the End Date to April 30, 2020 if the condition set forth in clause (1)(ii) of Annex I (including as a result of a Government Shutdown) or clause 2(b) of Annex I (if the injunction or other Law or Legal Proceeding relates to Antitrust Laws) shall not have been satisfied by the initial End Date; provided, further, that the right to terminate this Agreement or extend the End Date pursuant to this Section 8.1(b) shall not be available to any party (or any Affiliate of such party) whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the End Date;”

2.       No Other Amendments. Each future reference to “this Agreement” and other similar references set forth in the Merger Agreement shall refer to the Merger Agreement as modified by this Amendment. Except as and to the extent expressly modified by this Amendment, the Merger Agreement is not otherwise being amended, modified or supplemented and shall remain in full force and effect in accordance with its terms.

3.       General Provisions. Article 9 of the Merger Agreement shall apply to this Amendment mutatis mutandis and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed, all as of the date first written above.

PARENT:

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name:	Bruce Resnick
Title:	Vice President

IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed, all as of the date first written above.

MERGER SUB:

022019 MERGER SUBSIDIARY, INC.

By:	/s/ Bruce Resnick
Name:	Bruce Resnick
Title:	President

IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed, all as of the date first written above.

COMPANY:

SPARK THERAPEUTICS, INC.

By:	/s/ Jeffrey D. Marrazzo
Name:	Jeffrey D. Marrazzo
Title:	Chief Executive Officer